

Mail Stop 3233

March 9, 2017

Ms. Angie D. Stock
Chief Accounting Officer
Sterling Real Estate Trust
1711 Gold Drive South, Suite 100
Fargo, ND 58103

      Re: Sterling Real Estate Trust
              Form 10-K for the year ended December 31, 2015
              Response Dated January 23, 2017
              File No. 000-54295

Dear Ms. Stock:

      We have reviewed your January 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2016 letter.

1.   We note your response to comment 1, including that your board "considers the potential impact the selected price will have on the coverage ratio and payout ratio at the desired yield" and the relationship between aggregate purchase price and valuation. With a view toward disclosure, please more specifically explain to us:

- How your board uses its discretion to determine your estimated value per share, including who is responsible for recommending the NAV estimate and how they reach that determination based on your methodology;
- The reasons for the change in your NAV calculation methodology from 2014 to 2015, and what quantitative impact the new methodology would have on your NAV for 2014 if applied to your 2014 NAV calculation;
- How the dividend discount model (DDM) is used to determine your estimated value per share and how you determined it was an appropriate method to use;

- How the aggregate purchase price (as adjusted for related capital expenditures) of your properties and the value assigned to your properties impact the estimated value per share; and
- How the figures presented in the table at the bottom of page 2 correspond to your financial statements for the respective periods.

      Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities